Adopted November 9, 1939	File No. 69-65

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM U-3A-2

For the Year Ended December 31, 2000

STATEMENT BY HOLDING COMPANY CLAIMING EXEMPTION UNDER RULE U-3A-2
FROM THE PROVISIONS OF THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

CENTRAL VERMONT PUBLIC SERVICE CORPORATION
(Name of Company)

hereby files with the Securities and Exchange Commission, pursuant to Rule 2, its statement claiming exemption as a holding company from the provisions of the Public Utility Holding Company Act of 1935, and submits the following information:

  Name, State of organization, location and nature of business of claimant and every subsidiary thereof, other than any exempt wholesale generator ("EWG") or foreign utility company in which claimant directly or indirectly holds an interest.

  CENTRAL VERMONT PUBLIC SERVICE CORPORATION

      Central Vermont Public Service Corporation ("CVPS"), incorporated under the laws of the State of Vermont, has its principal executive office in Rutland, Vermont.

      The principal business of the Company is the generation and purchase of electric energy and its transmission, distribution and sale for light, power, heat and other purposes to over 141,000 customers in Middlebury, Randolph, Rutland, Springfield, Windsor, Bradford, Bennington, Brattleboro, St. Johnsbury, St. Albans, Woodstock, Poultney, Manchester, and 163 other towns and villages in Vermont. CVPS also sells electric energy at wholesale in New Hampshire to its wholly-owned subsidiary, Connecticut Valley Electric Company Inc.; Woodsville Fire District Water and Light Dept.; New Hampshire Electric Cooperative Inc.; and, in Vermont to one small private utility. It also buys and sells surplus or required power at market clearing prices as the default market through the New England Power Pool/Independent System Operator ("ISO").

  CONNECTICUT VALLEY ELECTRIC COMPANY INC.

      Connecticut Valley Electric Company Inc. ("CVEC"), a wholly-owned subsidiary of CVPS, incorporated under the laws of the State of New Hampshire, has its principal office in Claremont, New Hampshire.

      CVEC acquired the business and properties of CVPS on December 31, 1949, located in New Hampshire and used in carrying on the intrastate business of CVPS in that State. (See Form U-1 in File No. 70-2075)

      The principal business of CVEC is the purchase of electric energy and its transmission, distribution, and sale for light, power, heat and other purposes to over 10,000 customers in Claremont and 12 other towns and villages in New Hampshire.

  VERMONT ELECTRIC POWER COMPANY, INC.

      Vermont Electric Power Company, Inc. ("VELCO"), a subsidiary of CVPS which owns 56.8% of its outstanding Common Stock, $100 Par Value, and 46.6% of its outstanding Preferred Stock, $100 Par Value, incorporated under the laws of the State of Vermont, has its principal office in the Town of Rutland, Vermont.

      VELCO operates pursuant to the terms of the 1985 Four-Party Agreement (as amended) with the Company and two other major distribution companies in Vermont. Although the Company owns 56.8% of VELCO's outstanding common stock, the Four-Party Agreement effectively restricts the Company's control of VELCO and therefore VELCO's financial statements have not been consolidated. The Four-Party Agreement continued in full force and effect until May 1995 and was extended for an additional two-year term in May 1995, and every two years thereafter, unless at least ninety (90) days prior to any two-year anniversary, any party shall notify the other parties in writing that it desires to terminate the agreement as of such anniversary. No such notification has been filed by the parties.

      VELCO provides transmission services for the State of Vermont acting by and through the Vermont Department of Public Service and for all of the electric distribution utilities in the State of Vermont. VELCO is reimbursed for its costs (as defined in the agreements relating thereto) for the transmission of power which VELCO transmits for the State of Vermont and the electric distribution utilities.

      VELCO also has agreements for single unit and system power purchases which it resells at its cost to various electric distribution utilities in the State of Vermont.

      VELCO is also a participant with all of the major electric utilities in New England in the New England Power Pool, acting for itself and as agent for twenty-two other electric utilities in Vermont, including CVPS, whereby the generating and transmission facilities of all of the participants are coordinated on a New England-wide basis through a central dispatching agency to assure their operation and maintenance in accordance with proper standards of reliability, and to attain the maximum practicable economy for all of the participants through the interchange of economy and emergency power.

  VERMONT ELECTRIC TRANSMISSION COMPANY, INC.

      Vermont Electric Transmission Company, Inc. ("VETCO"), a wholly-owned subsidiary of VELCO, incorporated under the laws of the State of Vermont, has its principal office in the Town of Rutland, Vermont.

      VETCO was formed to construct, finance and operate the Vermont portion of the high voltage DC transmission line which ties the New England transmission system to the Hydro-Quebec transmission system.

  VERMONT YANKEE NUCLEAR POWER CORPORATION

      Vermont Yankee Nuclear Power Corporation ("VY"), an affiliate of CVPS which owns 31.3% of its outstanding common stock, $100 Par Value, incorporated under the laws of the State of Vermont, has its principal office in Brattleboro, Vermont.

      Vermont Yankee was formed by a group of New England Utilities for the purpose of constructing and operating a nuclear-powered generating plant in Vernon, Vermont. The electricity generated by the Vernon plant is sold to Vermont Yankee's sponsoring stockholders.

  C. V. REALTY, INC.

      C. V. Realty, Inc., incorporated under the laws of the State of Vermont, has its principal office in Rutland, Vermont.

      C. V. Realty, Inc., a wholly-owned subsidiary of CVPS, was formed for the purpose of owning, acquiring, buying, selling, and leasing real and personal property and interests therein. It is not the purpose of this Company to own or operate facilities used for the generation, transmission or distribution of electric energy as an electric utility company.

  CENTRAL VERMONT PUBLIC SERVICE CORPORATION -

  EAST BARNET HYDROELECTRIC, INC.

      Central Vermont Public Service Corporation - East Barnet Hydroelectric, Inc. ("East Barnet"), a wholly-owned subsidiary of CVPS incorporated under the laws of the State of Vermont, has its principal office in Rutland, Vermont.

      East Barnet was formed for the purpose of acquiring and constructing a hydroelectric project having a capacity of 2200 KW in East Barnet, Vermont and leasing said project to CVPS.

      For financial reporting purposes, East Barnet's financial data is included with CVPS on the Consolidating Financial Statements.

  CATAMOUNT RESOURCES CORPORATION

      Catamount Resources Corporation ("CRC"), incorporated under the laws of the State of Vermont, has its principal office in Rutland, Vermont.

      Catamount Resources Corporation, a wholly-owned subsidiary of CVPS, was formed for the purpose of holding CVPS' subsidiaries that invest in unregulated business opportunities.

  SMARTENERGY SERVICES, INC.

      SmartEnergy Services, Inc. ("SES"), incorporated under the laws of the State of Vermont, has its principal office in Rutland, Vermont.

      SES, a wholly-owned subsidiary of CRC, was formed for the purpose of engaging in the sale or rental of energy efficient products and other related goods and services. SES has two wholly-

  owned subsidiaries: SmartEnergy Water Heating Services, Inc. and SmartEnergy Control Systems, Inc. The Home Service Store, Inc. ("HSS") is an affiliate of SES which owns a 27.9% equity ownership interest in HSS.

      For financial reporting purposes, SES' financial data is included with CRC on the Consolidating Financial Statements.

  SMARTENERGY WATER HEATING SERVICES, INC.

      SmartEnergy Water Heating Services, Inc. ("SEWH"), incorporated under the laws of the State of Vermont, has its principal office in Rutland, Vermont.

      SEWH, a wholly-owned subsidiary of SES, was formed for the purposes of operating a rental water heater business.

      For financial reporting purposes, SEWH's financial data is included with CRC on the Consolidating Financial Statements.

  SMARTENERGY CONTROL SYSTEMS, INC.

      SmartEnergy Control Systems, Inc. ("SCS"), incorporated under the laws of the State of Vermont, has its principal office in Rutland, Vermont.

      SCS, a wholly-owned subsidiary of SES, was formed for the purpose of developing and distributing energy efficiency products with dairy industry applications.

      For financial reporting purposes, SCS' financial data is included with CRC on the Consolidating Financial Statements.

  THE HOME SERVICE STORE, INC.

      The Home Service Store, Inc. ("HSS"), is incorporated under the laws of the State of Delaware, has its principal office in Alpharetta, Georgia.

      HSS, a 27.9% equity ownership interest by SES, was formed for the purpose of marketing and engaging in national home maintenance and repair.

  CATAMOUNT ENERGY CORPORATION

      Catamount Energy Corporation ("CEC"), incorporated under the laws of the State of Vermont, has its principal office in Rutland, Vermont.

      CEC, a wholly-owned subsidiary of CRC, was formed primarily for the purpose of investing in energy supply projects. CEC has twelve wholly-owned subsidiaries: Catamount Rumford Corporation, Equinox Vermont Corporation, Appomattox Vermont Corporation, Catamount Rupert Corporation, Catamount Glenns Ferry Corporation, Summersville Hydro Corporation, Gauley River Management Corporation, Catamount Thetford Corporation, Catamount Heartlands Corporation, Catamount Heartlands Limited, Catamount Operations, Inc., and Catamount Energy (Gilbraltar) Limited.

      For financial reporting purposes, CEC's financial data is included with CRC on the Consolidating Financial Statements.

  CATAMOUNT INVESTMENT COMPANY, L.L.C.

      Catamount Investment Company, L.L.C. 33.333% of CEC, was formed under the laws of the State of Delaware, and has its principal office in Wilmington, Delaware.

      Catamount Investment Company, L.L.C., was formed for the purpose of investing in independent power projects.

  CATAMOUNT RUMFORD CORPORATION

      Catamount Rumford Corporation, formerly CV Rumford, Inc., incorporated under the laws of the State of Vermont, has its principal office in Rutland, Vermont.

      Catamount Rumford Corporation, a wholly-owned subsidiary of CEC, is a 15.0537% limited partner in the Rumford Cogeneration Company, a limited partnership that owns an 85 MW cogeneration facility located in Rumford, Maine.

      For financial reporting purposes, Catamount Rumford Corporation's financial data is included with CRC on the Consolidating Financial Statements.

  RUMFORD COGENERATION COMPANY, L.P.

      Rumford Cogeneration Company, L.P., formed under the laws of the State of Maine, has its principal office in Rumford, Maine.

  EQUINOX VERMONT CORPORATION

      Equinox Vermont Corporation, incorporated under the laws of the State of Vermont, has its principal office in Rutland, Vermont.

      Equinox Vermont Corporation, a wholly-owned subsidiary of CEC, is a 33.11265% general partner in Ryegate Associates, a general partnership that owns a 20 MW wood-fired generating facility in East Ryegate, Vermont.

      For financial reporting purposes, Equinox Vermont Corporation's financial data is included with CRC on the Consolidating Financial Statements.

  RYEGATE ASSOCIATES

      Ryegate Associates is a general partnership formed under the laws of the State of Utah and has its principal office in Houston, Texas.

  APPOMATTOX VERMONT CORPORATION

      Appomattox Vermont Corporation, incorporated under the laws of the State of Vermont, has its principal office in Rutland, Vermont.

      Appomattox Vermont Corporation, a wholly-owned subsidiary of CEC, is a 24.75% limited partner in Appomattox Cogeneration Limited Partnership, a limited partnership that owns a leasehold interest in a 41 MW coal and wood-fired cogeneration facility located in Hopewell, Virginia.

      For financial reporting purposes, Appomattox Vermont Corporation's financial data is included with CRC on the Consolidating Financial Statements.

  APPOMATTOX COGENERATION, INC.

      Appomattox Cogeneration, Inc., a subsidiary of CEC which owns 50% of its outstanding Common Stock, $1 Par Value, is incorporated under the laws of the State of Delaware and has its principal office in Houston, Texas.

      Appomattox Cogeneration, Inc. owns a one percent general partnership interest in Appomattox Cogeneration Limited Partnership, a limited partnership that owns a leasehold interest in a 41 MW coal and wood-fired cogeneration facility located in Hopewell, Virginia.

  APPOMATTOX COGENERATION L.P.

      Appomattox Cogeneration L.P., formed under the laws of the State of Delaware, has its principal office in Houston, Texas.

  CATAMOUNT RUPERT CORPORATION

      Catamount Rupert Corporation, incorporated under the laws of the State of Vermont, has its principal office in Rutland, Vermont.

      Catamount Rupert Corporation, a wholly-owned subsidiary of CEC, was formed for the purpose of owning a 49.5% limited partnership interest in Rupert Cogeneration Partners, Ltd., which developed and owns a 10 MW gas-fired cogeneration facility in Rupert, Idaho.

      For financial reporting purposes, Catamount Rupert Corporation's financial data is included with CRC on the Consolidating Financial Statements.

  RUPERT MANAGEMENT, INC.

      Rupert Management, Inc., a subsidiary of CEC which owns 50% of its outstanding Common Stock, no Par Value, is incorporated under the laws of the State of Delaware and has its principal office in Rutland, Vermont.

      Rupert Management, Inc. owns a one percent general partnership interest in Rupert Cogeneration Partners, Limited, which developed and owns a 10 MW gas-fired cogeneration facility in Rupert, Idaho.

  CATAMOUNT GLENNS FERRY CORPORATION

      Catamount Glenns Ferry Corporation, incorporated under the laws of the State of Vermont, has its principal office in Rutland, Vermont.

      Catamount Glenns Ferry Corporation, a wholly-owned subsidiary of CEC, is a 49.5% limited partner in Glenns Ferry Cogeneration Partners, Ltd., which developed and owns a 10 MW gas-fired cogeneration facility in Glenns Ferry, Idaho .

      For financial reporting purposes, Catamount Glenns Ferry Corporation's financial data is included with CRC on the Consolidating Financial Statements.

  GLENNS FERRY MANAGEMENT, INC.

      Glenns Ferry Management, Inc., a subsidiary of CEC which owns 50% of its outstanding Common Stock, no Par Value, is incorporated under the laws of the State of Delaware and has its principal office in Rutland, Vermont.

      Glenns Ferry Management, Inc. owns a one percent general partnership interest in Glenns Ferry Cogeneration Partners, Limited, which developed and owns a 10 MW gas-fired cogeneration facility in Glenns Ferry, Idaho.

  GAULEY RIVER MANAGEMENT CORPORATION

      Gauley River Management Corporation, incorporated under the laws of the State of Vermont, has its principal office in Rutland, Vermont.

      Gauley River Management Corporation, a wholly-owned subsidiary of CEC, and is the General Partner of Gauley River Power Partners, L.P., which was formed to develop, own and operate a small power production hydroelectric facility on the Gauley River, Nicholas County, West Virginia.

  SUMMERSVILLE HYDRO CORPORATION

      Summersville Hydro Corporation, incorporated under the laws of the State of Vermont, has its principal office in Rutland, Vermont.

      Summersville Hydro Corporation, a wholly-owned subsidiary of CEC, is a 99% limited partner in Gauley River Power Partners, L.P. which was formed to develop, own and operate a small power production hydroelectric facility on the Gauley River, Nicholas County, West Virginia.

  CATAMOUNT THETFORD CORPORATION

      Catamount Thetford Corporation, incorporated under the laws of the State of Vermont, has its principal office in Rutland, Vermont.

      Catamount Thetford Corporation, a wholly-owned subsidiary of CEC, owns 44% of the common stock of Fibrothetford Ltd., a private company limited by shares which owns and operates a 38.5 MW poultry litter fired power station in Thetford, England.

      For financial reporting purposes, Catamount Thetford Corporation's financial data is included with CRC on the Consolidating Financial Statements.

  CATAMOUNT HEARTLANDS CORPORATION

      Catamount Heartlands Corporation ("CHC"), incorporated under the laws of the State of Delaware, has its principal office in Wilmington, Delaware.

      CHC, a wholly-owned subsidiary of CEC, was formed primarily for investing in energy supply projects. CHC has two wholly-owned subsidiaries: Catamount Heartlands Limited and Catamount Energy (Gilbraltar) Limited.

      CHC, a wholly-owned subsidiary of CEC, owns 100% of the Common Stock of Catamount Heartlands Limited, which owns a 50% interest in Heartlands Power Limited, a limited liability company that develops, owns and operates a 98 MW natural gas-fired power station in Fort Dunlop, England.

      CHC owns 100% of the Common Stock of Catamount Energy (Gilbraltar) Limited, which owns 33 1/3% of CIC Luxembourg SàRL, a limited liability company formed for the purpose of investing in wind energy projects in Germany.

      For financial reporting purposes, CHC's financial data is included with CRC on the Consolidating Financial Statements.

  CATAMOUNT HEARTLANDS LIMITED

      Catamount Heartlands Limited, a private company limited by shares, formed under the laws of England, has its registered office at 69 Old Broad Street, London, United Kingdom.

      Catamount Heartlands Limited, a wholly-owned subsidiary of Catamount Heartlands Corporation, owns 50% of the Common Stock of Heartlands Power Limited, a private company limited by shares, formed to develop, own, and operate a 98 MW gas-fired power station in Fort Dunlop, England

      For financial reporting purposes, Catamount Heartlands Limited's financial data is included with CRC on the Consolidating Financial Statements.

  CATAMOUNT OPERATIONS, INC.

      Catamount Operations, Inc., a subsidiary of CEC which owns 95% of its outstanding Common Stock, no Par Value, is incorporated under the laws of the State of Vermont and has its principal office in Rutland, Vermont. The remaining 5% of the outstanding Common Stock is owned by Gauley River Power Partners, L.P.

      Catamount Operations, Inc. was formed for the purpose of providing operations and maintenance services to independent power facilities.

      For financial reporting purposes, Catamount Operations, Inc.'s financial data is included with CRC on the Consolidated Financial Statements.

  A brief description of the properties of claimant and each of its subsidiary public utility companies used for the generation, transmission, and distribution of electric energy for sale, or for the production, transmission and distribution of natural or manufactured gas, indicating the location of principal generating plants, transmission lines, producing fields, gas manufacturing plants, and electric and gas distribution facilities, including all such properties which are outside the State in which claimant and its subsidiaries are organized and all transmission or pipelines which deliver or receive electric energy or gas at the borders of such State.

  CENTRAL VERMONT PUBLIC SERVICE CORPORATION

       CVPS' electric properties consist of five principal distribution systems, namely, the so-called Central, Bennington, St. Albans, St. Johnsbury and Brattleboro systems. All, except the Brattleboro system, are connected with the transmission facilities of VELCO (an affiliate of CVPS) and all except the St. Albans system are interconnected at the Vermont State line with the facilities of New England Power Company (not an affiliate of CVPS); also the Brattleboro System is directly connected at the Vermont State line with the facilities of the Public Service Company of New Hampshire (not an affiliate of CVPS). The electric generating plants of the Company consist of 20 hydroelectric generating stations, two gas turbine generating stations, and one diesel-electric generating station, of which one hydroelectric generating station is located in New York and the remainder in Vermont.

       The electric systems of CVPS include about 615 miles of overhead transmission lines, about 7,414 miles of overhead distribution lines and about 290 miles of underground distribution lines, which are located in Vermont except for about 22 miles of transmission lines which are located in New Hampshire and about two miles which are located in New York.

       CVPS is a stockholder, together with other New England utilities, in four nuclear generating companies. CVPS is entitled to a percentage of the power output of each of such companies, as follows:

       Vermont Yankee Nuclear Power Corporation in Vermont (31.141%-162.6 MW); Maine Yankee Atomic Power Company ("MY") in Maine (2% - 16.9 MW); Connecticut Yankee Atomic Power Company ("CY") in Connecticut (2%-11.6 MW); and Yankee Atomic Electric Company ("YA") in Massachusetts (3.5%-6.153 MW).

       MY, CY & YA permanently ceased power operations of their nuclear power plants.

       CVPS is a participant with other New England utilities in three major electric generating stations pursuant to joint ownership agreements under each of which the Lead Participant has constructed and is operating the plant for the Participants (including itself) as tenants-in-common. The plants and locations, and the amount of CVPS's participation is as follows:

       Wyman #4 in Maine (1.7769% - 11 MW); Millstone #3 in Connecticut (1.7303% - 20 MW); Joseph C. McNeil Generating Station in Vermont (20%-10.76 MW).

       The Company, along with eight other Vermont Joint-Owners, owns and operates a 200 MW converter station and associated transmission line in Highgate, Vermont. The station and the associated transmission line interconnects the VELCO system with the system of Hydro-Quebec. The Company is a 47.35% owner of this project.

  CONNECTICUT VALLEY ELECTRIC COMPANY INC.

       CVEC's electric properties consist of two principal systems in New Hampshire which are not interconnected with each other but each of which is connected directly with facilities of CVPS.

       The electric systems of CVEC include about two miles of transmission lines, about 435 miles of overhead distribution lines and about 12 miles of underground distribution lines.

  VERMONT ELECTRIC POWER COMPANY, INC.

       VELCO has no generating facilities but has approximately 483 miles of transmission lines and twenty-five associated substations located in the State of Vermont. VELCO's properties interconnect with the lines of the New York Power Authority at the New York-Vermont State line near Plattsburgh, New York; with the transmission facilities of Niagara Mohawk Power Corporation at the New York-Vermont State line near Whitehall, New York, and North Troy, New York; with lines of New England Power Company at or near the New Hampshire-Vermont State line at Wilder, Vermont and at Monroe, New Hampshire, Claremont, New Hampshire, and at the Massachusetts-Vermont State line near North Adams, Massachusetts; with the lines of Public Service Company of New Hampshire at or near the New Hampshire-Vermont State line at Littleton, New Hampshire, Ascutney, Vermont and Vernon, Vermont; and with the lines of Hydro-Quebec at the Quebec/Vermont border near Highgate, Vermont through an AC/DC/AC converter and 7.6 miles of transmission lines jointly owned by several Vermont utilities. All of its transmission facilities are in Vermont except for approximately 4.3 miles of transmission lines which are located in New Hampshire.

  VERMONT ELECTRIC TRANSMISSION COMPANY, INC.

       VETCO has approximately 52 miles of high voltage DC transmission line connecting at the Quebec-Vermont border in the Town of Norton, Vermont with the transmission line of Hydro-Quebec and connecting at the Vermont-New Hampshire border near New England Power Company's Moore Hydroelectric Generating Station with the transmission line of New England Electric Transmission Corporation, a subsidiary of New England Electric System (not an affiliate of CVPS).

  VERMONT YANKEE NUCLEAR POWER CORPORATION

       Upon installation of the new low pressure turbines in April 1995, Vermont Yankee declared its nuclear power electric generating plant with a net maximum dependable capacity of 510 (MWe). The plant, which began commercial operation on November 30, 1972, is located on the west bank of the Connecticut River in Vernon, Vermont.

  CENTRAL VERMONT PUBLIC SERVICE CORPORATION -
  EAST BARNET HYDROELECTRIC, INC.

       Electric properties of East Barnet consist of a 2200 KW hydroelectric generating station and associated facilities at East Barnet, Vermont, involving real estate of 25.54 acres.

  The following information for the last calendar year with respect to claimant and each of its subsidiary public utility companies:
  Number of KWH of electric energy sold (at retail or wholesale), and Mcf of natural or manufactured gas distributed at retail.

	State	Electric (KWH)		Revenues	Gas (Mcf)
VY	VT	4,548,065,000	(1)	$178,293,622	None
CVPS	VT NH	3,642,980,959 179,357,309 3,822,338,268	(2)	$301,617,559 13,782,880 $315,400,439	None None
CVEC	NH	169,602,372		$20,419,165	None
VELCO	VT	281,820,133		$11,048,143	None
(1)	Includes sales to Vermont Electric Power Company, Inc.
(2)	Includes sales to Connecticut Valley Electric Company Inc. and Vermont Electric Power Company, Inc.

  Number of KWH of electric energy and Mcf of natural or manufactured gas distributed at retail outside the State in which each company is organized.

  None

  Number of KWH of electric energy and Mcf of natural or manufactured gas sold at wholesale outside the State in which each such company is organized, or at the State line.

	State	Electric (KWH) (1)		Expenses	Gas (Mcf)
VY		None		None	None
CVPS	NH	179,357,309	(2)	$13,782,880	None
CVEC		None		None	None
VELCO		None		None	None
(1)	Deliveries made at the step-up substation at the site.
(2)	Includes sales to Connecticut Valley Electric Company Inc.

  Number of KWH of electric energy and Mcf of natural or manufactured gas purchased outside the State in which each such company is organized, or at the State line.

	State	Electric (KWH)	Expenses	Gas (Mcf)
VY		None	None	None
CVPS	CT FL GA IL MA MD MN NE NH NJ NY PA TX WI	67,020,717 400,000 10,800,000 17,200,000 193,600,000 400,000 10,000,000 243,430,012 42,800,000 10,363 42,800,000 54,025,000 33,600,000 716,086,092	$ 2,306,263 24,000 651,800 653,600 7,143,076 54 22,800 358,024 7,799,251 1,564,845 1,180 1,563,480 1,981,238 1,150,800 $25,220,411	None None None None None None None None None None None None None None
CVEC	VT	136,340,800	$ 3,008,432	None
VELCO		None	None	None

Central Vermont Public Service Corporation -
East Barnet Hydroelectric, Inc.

East Barnet leases one hydroelectric generating station, which went into service September 1, 1984 to CVPS.

  The following information for the reporting period with respect to claimant and each interest it holds directly or indirectly in an exempt wholesale generator ("EWG") or a foreign utility company, stating monetary amounts in United States dollars:
  Name, location, business address and description of the facilities used by the EWG or foreign utility company for the generation, transmission and distribution of electric energy for sale or for the distribution at retail of natural or manufactured gas .

        Fibrothetford Limited, located in Thetford in Norfolk, England; its registered office is 38 Clarendon Road, London, England W11 3AD. The facility is a poultry litter fired power station designed to produce 38.5 MW.

        Heartlands Power Limited, located in Fort Dunlop, Birmingham, England; its registered office is Allington House, 150 Victoria Street, London, England SWIE 5LB. The facility is a simple cycle gas fired power station with an expected capacity of 98 MW.

        Glenns Ferry Cogeneration Partners, Ltd. located in Glenns Ferry, Idaho; its registered office is 71 Allen Street, Suite 101, Rutland, Vermont. The facility is a 10 MW gas- fired cogeneration facility placed in operation on December 2, 1996.

        Rupert Cogeneration Partners, Ltd. located in Rupert, Idaho; its registered office is 71 Allen Street, Suite 101, Rutland, Vermont. The facility is a 10 MW gas-fired cogeneration facility placed in operation on November 21, 1996.

        Gauley River Power Partners, L.P. located in Somersville, West Virginia; its registered office is 71 Allen Street, Suite 101, Rutland, Vermont. The facility is an 80 MW hydro-electric facility currently under construction.

        CIC Luxembourg SàRL, formed under the laws of Luxembourg, a private company limited by shares, has its registered office at 54, Boulevard Napoleon 1 CR, Luxembourg.

        CIC Luxembourg SàRL was formed for the purpose of investing in wind energy projects and owns 100% of CIC Verwaltungs GmbH, a general partner in two wind energy farms in Germany, and 100% of CIC Beteiligungs GmbH, a limited partner in two wind energy projects in Germany.

  Name of each system company that holds an interest in such EWG or foreign utility company; and description of the interest held.

        Central Vermont Public Service Corporation ("the Company") is the holding company system; Catamount Energy Corporation ("CEC") is a wholly-owned subsidiary of Catamount Resources Corporation; Catamount Thetford Corporation ("CTC") is a wholly-owned subsidiary of CEC. CTC is a 44% shareholder of Fibrothetford Limited ("Thetford"), Foster Wheeler Energy Limited is a 5% shareholder; and Fibrowatt Limited is 51% shareholder. FibroThetford is incorporated as a private company limited by shares under the Companies Act of 1985, formed under and in accordance with the laws of England and Wales, United Kingdom. FibroThetford is an electric power station fueled predominantly by poultry litter.

        Central Vermont Public Service Corporation ("the Company") is the holding company system; Catamount Energy Corporation ("CEC") is a wholly-owned subsidiary of Catamount Resources Corporation; Catamount Glenns Ferry Corporation ("CGFC") is a wholly-owned subsidiary of CEC. CEC owns 50% of Glenns Ferry Management Inc. ("GFM"), the one percent general partner of Glenns Ferry Cogeneration Partners, Ltd. ("Glenns Ferry") and Indeck Capital Incorporated owns 50%. CGFC owns 49.5% of Glenns Ferry and Eastern Glenns Ferry owns the remaining 49.5%. Glenns Ferry is a limited partnership formed under and in accordance with the laws of the State of Colorado. The facility is used for the generation of electric energy for sale at wholesale and steam for sale at wholesale.

        Central Vermont Public Service Corporation ("the Company") is the holding company system; Catamount Energy Corporation ("CEC") is a wholly-owned subsidiary of Catamount

  Resources Corporation; Catamount Rupert Corporation is a wholly-owned subsidiary of CEC. CEC owns 50% of Rupert Management Inc. ("RM"), the one percent general partner of Rupert Cogeneration Partners, Ltd. ("Rupert") and Indeck Capital Incorporated owns 50%. Catamount Rupert Corporation owns 49.5% of Rupert and Eastern Rupert owns the remaining 49.5%. Rupert is a limited partnership formed under and in accordance with the laws of the State of Colorado. The facility is used for the generation of electric energy for sale at wholesale and steam for sale at wholesale.

        Central Vermont Public Service Corporation ("the Company") is the holding company system; Catamount Energy Corporation ("CEC") is a wholly-owned subsidiary of Catamount Resources Corporation; Catamount Heartlands Corporation ("CHC") is a wholly-owned subsidiary of CEC. CHC is a 100 percent shareholder of Catamount Heartlands Limited ("CHL"), which is a 50 percent shareholder of Heartlands Power Limited ("Heartlands") and Rolls Royce Power Ventures Limited is a 50 percent shareholder. Heartlands is incorporated as a private company limited by shares under the Companies Act of 1985, formed under and in accordance with the laws of England and Wales, United Kingdom. Heartlands is a gas-fired electric power station.

        Central Vermont Public Service Corporation ("the Company") is the holding company system; Catamount Energy Corporation ("CEC") is a wholly-owned subsidiary of Catamount Resources Corporation; Catamount Heartlands Corporation ("CHC") is a wholly-owned subsidiary of CEC. Catamount Heartlands (Gibraltar) Limited is a wholly owned subsidiary of CHC, Catamount Heartlands (Gibraltar) Limited is a 33.333% shareholder of CIC Luxembourg SàRL, and Rock Energy Limited and Chessman SàRL each own 33.333%. CIC Luxembourg SàRL is a 100% shareholder of CIC Verwaltungs GmbH, general partner; and CIC Beteiligungs GmbH, limited partner, of DK Burgerwindpark Eckolstädt ("Eckolstädt") GmbH & Co. KG. and DK Windpark Kavelstorf ("Kavelstorf") GmbH & Co. Kg.

        Central Vermont Public Service Corporation ("the Company") is the holding company system; Catamount Energy Corporation ("CEC") is a wholly owned subsidiary of Catamount Resources Corporation; Summersville Hydro Corporation ("SHC") is a wholly owned subsidiary of CEC; Gauley River Power Partners Limited (GRPP) is 99% owned by SHC and 1% owned by Gauley River Management Corp. GRPP was formed under the laws of the State of Vermont. GRPP is a hydroelectric power generation facility.

  Type and amount of capital invested, directly or indirectly, by the holding company claiming exemption; any direct or indirect guarantee of the security of the EWG or foreign utility company by the holding company claiming exemption; and any debt or other financial obligation for which there is recourse, directly or indirectly, to the holding company claiming exemption or another system company, other than the EWG or foreign utility company.

	Indirect Capital Invested	Guarantee of Security	Debt or Financial Obligation
CATAMOUNT RESOURCES CORPORATION	None	$5,000,000	None
SUMMERSVILLE HYDRO CORPORATION	($99,118)	None	None
- 14 -
CATAMOUNT THETFORD CORPORATION	$6,258,344	None	None
CATAMOUNT GLENNS FERRY CORPORATION	$1,704,223	None	None
CATAMOUNT ENERGY CORPORATION	None	None	$13,117,000
CATAMOUNT RUPERT CORPORATION	$1,912,717	None	None
CATAMOUNT HEARTLANDS CORPORATION	$6,162,035	None	None
CATAMOUNT HEARTLANDS LIMITED	$1,514,531	None	None
CATAMOUNT ENERGY (GILBRATAR) LIMITED	$ 503,964	None	None
GLENNS FERRY MANAGEMENT CORPORATION	$ 17,988	None	None
RUPERT MANAGEMENT CORPORATION	$ 18,644	None	None

  Capitalization and earnings of the EWG or foreign utility company during the reporting period.

	Capitalization	Earnings
FIBROTHETFORD LTD.	$99,104,180	$7,085,164
CIC LUXEMBOURG SÀRL	$5,716,175	($20,053)
GAULEY RIVER POWER PARTNERS LTD.	$48,471,881	($100,119)
GLENNS FERRY COGENERATION PARTNERS LTD.	$12,702,215	$594,916
RUPERT COGENERATION PARTNERS LTD.	$11,841,858	$317,568
HEARTLANDS POWER LIMITED	$67,186,591	$2,806,286

  Identify any service, sales or construction contract(s) between the EWG or foreign utility company and a system company, and describe the services to be rendered or goods sold and fees or revenues under such agreement(s).

    Administrative management services provided to Glenns Ferry Cogeneration, fees and reimbursed expenses - $78,826.

    Administrative management services provided to Rupert Cogeneration, fees and reimbursed expenses - $78,811.

    Administrative management services provided to CIC Luxembourg SàRL, fees and reimbursed expenses - $662,524.

    Administrative and construction services provided to DK Burgerwindpark Eckolstädt GmbH & Co., fees and reimbursed expenses - $55,342.

    Administrative and construction services provided to DK Windpark Kavelstorf GmbH & Co., fees and reimbursed expenses - $41,448.

    Administrative and construction services provided to Gauley River Power Partners, fees and reimbursed expenses - $253,456.

EXHIBITS

    Exhibit A consists of a consolidating statement of income and retained earnings of the claimant and its subsidiary companies for the last calendar year, together with a consolidating balance sheet of claimant and its subsidiary companies as of the close of such calendar year. See attachments for consolidating financial statements of CVPS and its subsidiaries for the year 2000.

    Exhibit B is the Financial Data Schedule.

    Exhibit C is the Organizational chart showing the relationship of each EWG to associate companies in the holding-company system.

    The above-named claimant has caused this statement to be duly executed on its behalf by its authorized officer on this 27th day of February, 2001.

CENTRAL VERMONT PUBLIC SERVICE CORPORATION (Name of Claimant)
By: /s/ Francis J. Boyle
Francis J. Boyle, Senior Vice President, Chief Financial Officer and Treasurer (Principal Financial Officer)

CORPORATE SEAL

Attest:

/c/ Mary C. Marzec Assistant Corporate Secretary
Name, title, and address of officer to whom notices and correspondence concerning this statement should be addressed: Mary C. Marzec Assistant Corporate Secretary (Name) (Title)
Central Vermont Public Service Corporation 77 Grove Street, Rutland, VT 05701 (Address)

					1 of 2
Exhibit A CENTRAL VERMONT PUBLIC SERVICE CORPORATION AND ITS SUBSIDIARIES Consolidated Statement of Income and Retained Earnings Year Ended December 31, 2000 (Dollars in thousands)
	CVPS-CONS	VELCO 56.8& Owned	VETCO (Note C)	VY 31.3% Owned	Consol- idating Entries	TOTAL CONS
Operating Revenues	$ 333,926	$ 18,755	$ 5,357	$ 178,294	($ 69,729)	$ 466,603

Operating Expenses:
 Operation:
   Purchased Power
   Production and transmission
   Other Operation
 Maintenance
 Depreciation
 Decommissioning expense
 Other taxes, principally property taxes
 Taxes on income (Note B)

	185,941 26,294 44,119 14,813 16,882 12,264 9,034	1,428 4,097 3,426 4,527 2,601 (9)	12 283 336 2,461 908 332	20,907 79,565 19,724 14,349 16,245 9,329 2,031	(55,474) (14,075) (180)	130,467 34,566 127,884 38,299 38,219 16,245 25,102 11,388

Total operating expenses	309,347	16,070	4,332	162,150	(69,729)	422,170

Operating Income	24,579	2,685	1,025	16,144	0	44,433

Other income and deductions: Equity in earnings of companies not consolidated Allow. for equity funds during constr. Other income, net Other taxes Benefit (provision) for income taxes	3,268 69 7,638 (296) (2,777)	584 282	217	6 6,080 (2,257)	(3,281)	571 75 14,217 (2,553) (2,777)

Total operating and other income Net interest expense	32,481 14,438	3,551 2,294	1,242 658	19,973 13,390	(3,281)	53,966 30,780
Net income (loss) before minority interest Minority interest in net income	18,043	1,257	584	6,583	(3,281) (5,143)	23,186 (5,143)
Net income after minority interest	18,043	1,257	584	6,583	(8,424)	18,043

Retained earnings, January 1	72,371	263	80	830	(1,173)	72,371

	90,414	1,520	664	7,413	(9,597)	90,414
Cash dividends declared: Preferred Stock Common Stock	1,780 10,118	525 546	525	6,190	(525) (7,261)	1,780 10,118
Total Dividends	11,898	1,071	525	6,190	(7,786)	11,898

Retained earnings, December 31	$ 78,516	$ 449	$ 139	$ 1,223	($ 1,811)	$ 78,516

					2 of 2
CENTRAL VERMONT PUBLIC SERVICE CORPORATION AND ITS SUBSIDIARIES Consolidated Statement of Income and Retained Earnings Year Ended December 31, 2000 (Dollars in thousands)
	CVPS	CVEC (Note A)	CV REALTY (Note A)	CRC (Note A)	Reclassi- fying & Consol- idating Entries	CVPS-CONS

Operating Revenues	$ 322,330	$ 23,544	$ 7	$ 4,730	($ 16,685)	$ 333,926

Operating Expenses: Operation and maintenance: Purchased Power Production and transmission Other Operation Maintenance Depreciation Other taxes Taxes on income (Note B)	182,839 26,275 42,073 14,125 16,408 11,616 7,506	14,658 19 2,356 688 474 648 1,528	3 8	7,951 315 222 (898)	(11,556) (8,261) (318) (222) 890	185,941 26,294 44,119 14,813 16,882 12,264 9,034

Total operating expenses	300,842	20,371	11	7,590	(19,467)	309,347

Operating Income (loss)	21,488	3,173	(4)	(2,860)	2,782	24,579

Other income and deductions: Equity in earnings of companies not consolidated Allow. For equity funds during constr. Other income (expenses), net Other taxes Benefit (provision) for income taxes	4,504 69 9,218 (70) (3,656)	27 (10)	16	1,223 946	(2,459) (2,569) (226) 889	3,268 69 7,638 (296) (2,777)

Total operating and other income (loss) Net interest expense	31,553 13,510	3,190 325	12	(691) 949	(1,583) (346)	32,481 14,438
Net income (loss)	18,043	2,865	12	(1,640)	(1,237)	18,043
Retained earnings, January 1	72,371	(1,393)	224	10,411	(9,242)	72,371
	90,414	1,472	236	8,771	(10,479)	90,414
Adjustment to Retained Earnings	(93)					(93)
Cash dividends declared: Preferred Stock Common Stock	1,780 10,118					1,780 10,118
Total Dividends	11,898	0	0	0	0	11,898

Retained earnings, December 31	$ 78,423	$ 1,472	$ 236	$ 8,771	($ 10,479)	$ 78,423

					1 of 4
CENTRAL VERMONT PUBLIC SERVICE CORPORATION AND ITS SUBSIDIARIES Consolidated Balance Sheet Year Ended December 31, 2000 (Dollars in thousands)
	CVPS-CONS	VELCO 56.8& Owned	VETCO (Note C)	VY 31.3% Owned	Consol- idating Entries	TOTAL CONS
Assets

Utility plant, at original cost Less accumulated depreciation	$ 478,324 183,828	$ 118,991 62,917	$ 47,889 34,840	$ 420,640 295,773		$ 1,065,844 577,358
	294,496	56,074	13,049	124,867		488,486
Construction work in progress	15,197			8,121		23,318
	309,693	56,074	13,049	132,988		511,804
Nuclear fuel Less accumulated amortization	8,680 7,397			454,031 426,420		462,711 433,817

Net utility plant	310,976	56,074	13,049	160,599		540,698

Investments in affiliates, at equity (Note D) Nuclear generating companies Other affiliated companies	20,048 4,479	1,939			($ 16,863) (6,418)	3,185 0
Total	24,527	1,939			(23,281)	3,185

Nonutility investments	46,591					46,591

Nonutility property, less accumulated depreciation of $4,343 consolidated	2,172					2,172

Current assets: Cash & Cash Equivalents Accounts receivable, less allowance for uncollectible accts. $1,595 consolidated Accounts receivable - affiliates Unbilled revenue Materials and supplies, at average cost Prepayments Other current assets	48,104 23,559 1,447 17,142 3,702 2,593 6,511	246 9,476 7,072 931 2,742 158 1,591	56 94 61 2 2	775 12,176 5,626 15,762 2,847	(13,595)	49,181 45,211 644 18,073 22,267 5,600 8,104

Total current assets	103,058	22,216	215	37,186	(13,595)	149,080

Regulatory assets and other deferred charges	52,514	1,894	1,452	472,638		528,498

Total Assets	$ 539,838	$ 82,123	$ 14,716	$ 670,423	($ 36,876)	$ 1,270,224

					2 of 4
CENTRAL VERMONT PUBLIC SERVICE CORPORATION AND ITS SUBSIDIARIES Consolidated Balance Sheet Year Ended December 31, 2000 (Dollars in thousands)
	CVPS-CONS	VELCO 56.8& Owned	VETCO (Note C)	VY 31.3% Owned	Consol- idating Entries	TOTAL CONS
Capitalization and Liabilities

Capitalization: Common stock (Note E) Other paid-in capital Capital stock expense Accum. other comprehensive income Deferred compensation plans Treasury stock, at cost (Note E) Retained earnings	$ 70,715 47,637 (1,827) (269) (358) (3,624) 78,423	$ 6,000 449	$ 1 1,799 139	$ 40,002 14,226 (1,130) 1,223	($ 46,003) (6,137) $ 1,130 (1,811)	$ 70,715 57,525 (1,827) (269) (358) (3,624) 78,423

Total common stock equity	190,697	6,449	1,939	54,321	(52,821)	200,585

Cumulative preferred and preference stock (Note F) Return of Capital	24,054	10,000 (8,200)			(10,000) 8,200	24,054 0

Total preferred stock	24,054	1,800			(1,800)	24,054

First Mortgage bonds Second Mortgage bonds Notes payable Capital lease obligations	53,000 75,000 24,975 13,978	35,494 1,152	3,640	65,009 30,975		153,503 75,000 60,742 13,978

Total long-term debt	166,953	36,646	3,640	95,984		303,223

Minority interest					31,340	31,340

Total capitalization	381,704	44,895	5,579	150,305	(23,281)	559,202

Current liabilities: Notes payable - banks Long-term debt - current portion Accounts payable Accounts payable - affiliates Accrued interest Accrued income taxes Other current liabilities	0 4,205 6,407 13,523 3,121 1,428 27,676	8,800 5,072 15,146 855 704 61 1,096	2,300 1,180 74 244 20 (55)	3,137 48 2,218 2,360 28,000	(13,595)	11,100 10,457 24,764 1,075 6,063 3,794 56,772

Total current liabilities	56,360	31,734	3,763	35,763	(13,595)	114,025

Accumulated deferred income taxes Deferred investment tax credits Nuclear decommissioning costs Regulatory liabilities & other deferred credits	43,779 6,049 14,737 37,209	(552) 193 5,853	3,773 1,041 560	0 3,222 321,409 159,724		47,000 10,505 336,146 203,346
	101,774	5,494	5,374	484,355		596,997
Total Capitalization and Liabilities	$ 539,838	$ 82,123	$ 14,716	$ 670,423	($ 36,876)	$ 1,270,224

					3 of 4
CENTRAL VERMONT PUBLIC SERVICE CORPORATION AND ITS SUBSIDIARIES Consolidated Balance Sheet Year Ended December 31, 2000 (Dollars in thousands)
	CVPS	CVEC (Note A)	CV REALTY (Note A)	CRC (Note A)	Consol- idating Entries	CVPS-CONS
Assets

Utility plant, at original cost Less accumulated depreciation	$ 464,425 178,501	$ 13,899 5,327				$ 478,324 183,828
	285,924	8,572				294,496
Construction work in progress	14,644	553				15,197
	300,568	9,125				309,693
Nuclear fuel Less accumulated amortization	8,680 7,397					8,680 7,397

Net utility plant	301,851	9,125				310,976

Investments in affiliates, at equity (Note D) Nuclear generating companies Other affiliated companies	20,048 46,886				($ 42,407)	20,048 4,479
Total	66,934	0	0	0	(42,407)	24,527

Nonutility investments	0			$ 46,591		46,591

Nonutility property, less accumulated depreciation of $198 parent company $4,447 consolidated	459		$ 30	1,683		2,172

Current assets: Cash & Cash Equivalents Accounts receivable, less allowance for uncollectible accts. $1,448 parent company and $1,655 consolidated Accounts receivable - affiliates Unbilled revenue Materials and supplies, at average cost Prepayments Other current assets	42,806 21,460 6,087 16,140 3,696 2,520 6,022	83 1,870 25 1,002 67 28	238 0	4,977 229 1,239 6 6 461	(5,904)	48,104 23,559 1,447 17,142 3,702 2,593 6,511

Total current assets	98,731	3,075	238	6,918	(5,904)	103,058

Regulatory assets and other deferred charges	52,500	3		11		52,514

Total Assets	$ 520,475	$ 12,203	$ 268	$ 55,203	($ 48,311)	$ 539,838

					4 of 4
CENTRAL VERMONT PUBLIC SERVICE CORPORATION AND ITS SUBSIDIARIES Consolidated Balance Sheet Year Ended December 31, 2000 (Dollars in thousands)
	CVPS	CVEC (Note A)	CV REALTY (Note A)	CRC (Note A)	Consol- idating Entries	CVPS-CONS
Capitalization and Liabilities

Capitalization: Common stock (Note E) Other paid-in capital Capital stock expense Accum. other comprehensive income Deferred compensation plans Retained earnings Treasury stock, (Note E)	$ 70,715 47,637 (1,827) (269) (358) 78,423 (3,624)	$ 700 1,250 1,472	$ 30 236	$ 26,198 8,771	($ 730) (27,448) (10,479)	$ 70,715 47,637 (1,827) (269) (358) 78,423 (3,624)

Total common stock equity	190,697	3,422	266	34,969	(38,657)	190,697

Cumulative preferred and preference stock (Note F)	24,054					24,054

First Mortgage bonds Second Mortgage bonds Notes payable Capital lease obligations	53,000 75,000 16,300 13,978	3,750		8,675	(3,750)	53,000 75,000 24,975 13,978

Total long-term debt	158,278	3,750		8,675	(3,750)	166,953

Total capitalization	373,029	7,172	266	43,644	(42,407)	381,704

Current liabilities: Long-term debt - current portion Accounts payable Accounts payable - affiliates Accrued interest Accrued income taxes Other current liabilities	4,000 5,765 14,584 2,867 1,419 27,319	352 3,856 57	2	205 290 985 254 9 300	(5,904)	4,205 6,407 13,523 3,121 1,428 27,676

Total current liabilities	55,954	4,265	2	2,043	(5,904)	56,360

Accumulated deferred income taxes Deferred investment tax credits Nuclear decommissioning costs Deferred credits	36,463 5,995 14,737 34,297	710 54 2		6,606 2,910		43,779 6,049 14,737 37,209
	91,492	766		9,516		101,774
Total Capitalization and Liabilities	$ 520,475	$ 12,203	$ 268	$ 55,203	($ 48,311)	$ 539,838

Exhibit A

CENTRAL VERMONT PUBLIC SERVICE CORPORATION
AND ITS SUBSIDIARIES

Notes to Consolidating Financial Statements
For the Year Ended December 31, 2000

Note A - Consolidation:

      The consolidating financial statements include the accounts of Central Vermont Public Service Corporation (CVPS), its wholly-owned subsidiaries, Connecticut Valley Electric Company Inc. (CVEC), C. V. Realty, Inc., and Catamount Resources Corporation (CRC) which compose CVPS consolidated. In addition, for purposes of this SEC Form U-3A-2, the consolidating financial statements include the accounts of CVPS's affiliates, Vermont Electric Power Company, Inc. (VELCO) 56.8 percent owned, Vermont Electric Transmission Company, Inc. (VETCO), a wholly-owned subsidiary of VELCO and Vermont Yankee Nuclear Power Corporation (VY) 31.3 percent owned, which constitutes total consolidated.

      CVPS follows the equity method of accounting for its investments in affiliates. See Note D.

Note B - Income taxes:

      CVPS and its wholly-owned subsidiaries

      The Company records income taxes in accordance with the Financial Accounting Standards Board's (SFAS) No. 109, "Accounting for Income Taxes," requiring an asset and liability approach to determine income tax liabilities. The Standard requires recognition of tax assets and liabilities for the cumulative effect of all temporary differences between financial statement carrying amounts and the tax basis of assets and liabilities.

      A valuation allowance has not been recorded, as the Company expects all deferred income tax assets will be utilized in the future.

      VELCO

      VELCO records income taxes in accordance with SFAS No. 109, "Accounting for Income Taxes," requiring an asset and liability approach to determine income tax liabilities. The Standard requires recognition of tax assets and liabilities for the cumulative effect of all temporary differences between financial statement carrying amounts and the tax basis of assets and liabilities. Under SFAS No. 109, additional deferred tax assets and liabilities resulting from VELCO's transmission billing calculation will be returned to, or collected from, ratepayers in future transmission billings. VELCO expects all deferred income tax assets will be utilized in the future.

CENTRAL VERMONT PUBLIC SERVICE CORPORATION
AND ITS SUBSIDIARIES

Notes to Consolidating Financial Statements
(continued)

      VY

      Vermont Yankee records taxes in accordance with SFAS No. 109, "Accounting for Income Taxes," requiring an asset and liability approach to determine income tax liabilities. The Standard requires recognition of tax assets and liabilities for the cumulative effect of all temporary differences between financial statement carrying amounts and the tax basis of assets and liabilities.

Note C - VETCO:

      VETCO has entered into support agreements in connection with construction of the transmission line with substantially all of the New England electric utilities. The support agreements require the utilities to reimburse VETCO for all operating and capital costs of the transmission line on an unconditional and absolute basis. In return, VETCO has agreed to build, own, operate and maintain the line and to involve itself in no other activities during the term of the agreement, which extends for 30 years from the date of commercial operation of the line. These support agreements also provide for an advisory committee made up of participants to review the operations of VETCO and to make recommendations on major decisions. VETCO is obligated to follow these recommendations to the extent reasonably practical.

      Although, VELCO owns 100 percent of VETCO's outstanding Common Stock, these provisions of the support agreements effectively restrict VELCO's control, VELCO has not consolidated its financial information with that of VETCO and instead is accounting for its investment using the equity method.

CENTRAL VERMONT PUBLIC SERVICE CORPORATION
AND ITS SUBSIDIARIES

Notes to Consolidating Financial Statements

Note D - Investments in affiliates:

      CVPS accounts for investments in its affiliates by the equity method (dollars in thousands):

December 31, 2000

Nuclear generating companies
     VY
     Maine Yankee Atomic Power Company
     Connecticut Yankee Atomic Power Company
     Yankee Atomic Electric Company

Other affiliated companies:
     CVEC
     C.V. Realty, Inc.

     CRC
     VELCO:
         Common stock
         Preferred stock

             Total investments - CVPS

     VELCO investment in VETCO

             Total investments

Consolidating eliminations

             Total consolidated

$16,863 1,400 1,501 284 7,172 266 34,969 3,513 966 66,934 1,939 68,873 65,688 $ 3,185

CENTRAL VERMONT PUBLIC SERVICE CORPORATION
AND ITS SUBSIDIARIES

Notes to Consolidating Financial Statements

Note E - Common stock:

      The authorized and outstanding common stock for each of the companies was as follows (dollars in thousands):

December 31, 2000

CVPS:
           Common stock, $6 par value, authorized 19,000,000 shares;
                   outstanding 11,785,848 shares
                   Treasury stock, at cost 277,868 shares
CVEC:
           Common stock, $50 par value, authorized 20,000 shares;
                   outstanding 14,000 shares
C.V Realty, Inc.:
           Common stock, $100 par value, authorized 500 shares;
                   outstanding 300 shares

CRC:
           Common stock, $100 par value, authorized 10,000 shares;
                   outstanding 1 share

VELCO:
           Common stock, $100 par value, Class B authorized 92,000
                   shares; outstanding 60,000 shares
VETCO:
           Common stock, $100 par value, authorized and outstanding
                   10 shares
VY:
           Common stock, $100 par value, authorized 400,100 shares;
                   outstanding 400,014 shares
                   Treasury stock, at cost 7,533 shares

                             Total common stock equity

Consolidating eliminations

                             Total consolidated

$ 70,715 (3,624) 700 30 - 6,000 1 40,002 (1,130) 112,694 45,603 $ 67,091

CENTRAL VERMONT PUBLIC SERVICE CORPORATION
AND ITS SUBSIDIARIES

Notes to Consolidating Financial Statements

Note F - Preferred and preference stock:

      Cumulative preferred and preference stock outstanding were as follows (dollars in thousands):

December 31, 2000

CVPS:
           Preferred stock, $100 par value, authorized 500,000 shares
                   Outstanding:
                    4.15% series,  37,856 shares
                    4.65% series,  10,000 shares
                    4.75% series,  17,682 shares
                    5.375% series,  15,000 shares
                    8.30% series,  160,000 shares
           Preferred stock, $25 par value, authorized 1,000,000 shares:
                   outstanding - none
           Preferred stock, $1 par value, authorized 1,000,000 shares:
                   outstanding - none

VELCO:
           Preferred stock, $100 par value, authorized 125,000 shares:
                   outstanding 100,000 shares
           Return of capital

VY:
           Preferred stock, $100 par value, authorized 300,000 shares:
                   outstanding - none

                             Total cumulative preferred and
                               preference stock

Consolidating eliminations

                             Total consolidated

$ 3,786 1,000 1,768 1,500 16,000 - - 10,000 (8,200) - 25,854 (1,800) $ 24,054

Exhibit B

FINANCIAL DATA SCHEDULE

Item No.	Caption Heading	Amount
1	Total Assets	$1,270,224
2	Total Operating Revenues	$ 466,603
3	Net Income	$ 18,043

Exhibit C

CENTRAL VERMONT PUBLIC SERVICE CORPORATION
(Name of Holding Company)

100%
CATAMOUNT RESOURCES CORPORATION

100%
CATAMOUNT ENERGY CORPORATION

33.3% CATAMOUNT INVESTMENT CO., LLC	100% SUMMERSVILLE HYDRO CORP.	100% GAULEY RIVER MGMNT., CORP.	100% CATAMOUNT THETFORD CORP.	100% CATAMOUNT GLENNS FERRY CORP.	50% GLENNS FERRY MGMNT., INC.	100% CATAMOUNT RUPERT CORP.	50% RUPERT MGMNT., CORP.	100% CATAMOUNT HEARTLANDS CORP.	100% CATAMOUNT HEARTLANDS LIMITED
	99% GAULEY RIVER POWER PARTNERS, LP	1% GAULEY RIVER POWER PARTNERS, LP	44% FIBRO- THETFORD LIMITED	49.5% GLENNS FERRY COGEN. PARTNERS, LIMITED	1% GLENNS FERRY COGEN. PARTNERS, LIMITED	49.5% RUPERT COGEN. PARTNERS, LIMITED	1% RUPERT COGEN. PARTNERS, LIMITED	100% CATAMOUNT ENERGY (GILBRALTAR) LIMITED	50% HEARTLANDS POWER LIMITED
33.3% CIC LUXEMBOURG SÀRL
							100% CIC VERWALTUNGS GMBH	100% CIC BETEILIGUNGS GMBH